UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 13)

CROWN MEDIA HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

228411 10 4

(CUSIP Number)

Brian Gardner, Esq.

Executive Vice President and General Counsel

Hallmark Cards, Incorporated

Department 339

2501 McGee

Kansas City, Missouri 64108

(816) 274-5583

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hallmark Cards, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only ☐

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Missouri

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 324,885,516 shares of Class A common stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 324,885,516 shares of Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 324,885,516 shares of Class A common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 90.3%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). H.A., Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only ☐

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 324,885,516 shares of Class A common stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 324,885,516 shares of Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 324,885,516 shares of Class A common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 90.3%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). H C Crown Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only ☐

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 324,885,516 shares of Class A common stock

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 324,885,516 shares of Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 324,885,516 shares of Class A common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 90.3%

14.	Type of Reporting Person (See Instructions) CO

This Schedule 13D/A Amendment No. 13 amends and supplements the Schedule 13D filed previously by Hallmark Cards, Incorporated, H.A., Inc., H C Crown Corp., Hallmark Entertainment Holdings, Inc. and Hallmark Entertainment Investments Co., jointly with respect to the securities of the Issuer (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

(a) - (c) and (f): This Schedule 13D/A is being filed by Hallmark Cards, Incorporated (“Hallmark Cards”), a Missouri corporation, H.A., Inc., a Delaware corporation and a wholly-owned subsidiary of Hallmark Cards, and H C Crown Corp. (“HCC”), a Delaware corporation and a wholly-owned subsidiary of H.A., Inc. (Hallmark Cards, H.A., Inc., and HCC, together, the “Reporting Persons”). Hallmark Cards has its principal executive office at 2501 McGee, Kansas City, Missouri 64108. H.A., Inc. and HCC each has its principal executive office at 103 Foulk Road, Suite 214, Wilmington, Delaware 19803. Hallmark Cards’ principal business is the manufacture and distribution of personal expression products. H.A., Inc.’s principal business is holding shares of HCC and debt securities and other investments in other entities. HCC’s principal business is holding debt obligations and shares of the Issuer and debt securities and other investments in other entities. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons is set forth in Schedule I hereto and is incorporated herein by reference.

Hallmark Entertainment Holdings, Inc., a Delaware corporation (“HEH”), and Hallmark Entertainment Investments Co., a Delaware corporation (“HEIC”) previously filed as members of a group with the Reporting Persons.  On June 29, 2010, HEIC merged with and into the Issuer (the “HEIC Merger”) and HEH subsequently merged with and into the Issuer (the “HEH Merger”).

(d) and (e): During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 29, 2010, the transactions contemplated by the Master Recapitalization Agreement, dated February 26, 2010, by and among Hallmark Cards, HCC, HEH, the Issuer, Crown Media United States, LLC and certain subsidiaries of the Issuer (the “Master Recapitalization Agreement”) were consummated.  A copy of the Master Recapitalization Agreement has been filed as an exhibit to Schedule 13D/A Amendment No. 12, filed on March 1, 2010.  These transactions included the filing by the Issuer of its Second Amended and Restated Certificate of Incorporation (the “Second Amended Charter”), the HEIC Merger, and the HEH Merger.  As a result of these transactions:

a.                                       69,929,225 shares of Class A Common Stock.  Upon the filing of the Second Amended Charter, HEIC’s 30,670,422 shares of the Issuer’s Class B Common Stock were converted into an equivalent number of shares of Class A Common Stock for an aggregate of 83,817,071 shares of Class A Common Stock.  Upon consummation of the HEIC Merger, HEIC was merged into the Issuer and HEH received 69,929,225 shares of the Issuer’s Class A Common Stock in exchange for its stock in HEIC.  Upon consummation of the HEH Merger, HEH was merged into the Issuer and HCC received 69,929,225 shares of the Issuer’s Class A Common Stock in exchange for its stock in HEH.

b.                                      254,887,860 shares of Class A Common Stock and 185,000 shares of Series A Preferred Stock initially convertible into 71,238,785 shares of Class A Common Stock.  Pursuant to the Master Recapitalization Agreement, approximately $1,162 million of the HCC Debt (as defined in the Master Recapitalization Agreement) was converted into:  (i) $315 million principal amount of indebtedness issued pursuant to a new credit agreement (the “New Debt”), (ii) 185,000 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), with an initial liquidation preference of $1,000 per share and an initial conversion price of $2.5969 (subject to future adjustments as provided in the Certificate of Designation for such Series A Preferred Stock), which shares would be convertible into 71,238,785 shares of Class A Common Stock at such conversion price commencing on the earlier of December 31, 2013 or payment of the New Debt; (iii) 254,887,860 shares of the Issuer’s Class A Common Stock (calculated as the HCC Debt less $500 million divided by the Conversion Price (calculated as $2.5969 pursuant to the Master Recapitalization Agreement)); and (iv) a cash payment of approximately $4.5 million.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D, as it has been amended from time to time, is hereby further amended as follows:

General

The Reporting Persons may from time to time engage in discussions with (1) potential sources of financing for the Issuer, (2) potential strategic partners and (3) potential acquirors of the Issuer.

The New Debt matures on December 31, 2013.  The Reporting Persons believe that the most likely form of repayment of the New Debt will be through a refinancing with third-party indebtedness, and the holder of the Series A Preferred Stock has the right to require the redemption of the Series A Preferred Stock from any “Excess Refinancing Proceeds” as defined in the Series A Certificate of Designation.  The Issuer will determine whether, when and on what terms to refinance the New Debt.  The Reporting Persons may, from time to time, seek refinancing opportunities for the Issuer, which they will present to the Issuer, when they deem the market conditions and the terms of the third-party indebtedness to be suitable.  Whether the Reporting Persons will exercise their right to cause the Issuer to redeem the Series A Preferred Stock from Excess Refinancing Proceeds, if any, will be made at the time of any such refinancing based on the factors described below.

In addition, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and any proposals received from third parties with respect to the Issuer. The Reporting Persons may discuss such matters with management or directors of the Issuer, existing or potential strategic partners, persons who express an interest in acquiring all or a portion of the Issuer’s equity interests or in engaging in a strategic transaction with the Reporting Persons regarding the Issuer, sources of credit and other investors. In evaluating their investments in the Issuer, the Reporting Persons will also consider alternative investment opportunities available to them, the Reporting Persons’ liquidity requirements and other investment considerations.

The factors described in the first and last sentences of the preceding paragraph and/or the discussions described in the preceding two paragraphs may materially affect, and result in, the Reporting Persons’: (1) modifying or disposing of all or a portion of their debt and, subject to the limitations in the Stockholders Agreement, equity investment in the Issuer, (2) exchanging information with others regarding the Issuer pursuant to appropriate confidentiality or similar agreements, (3) proposing changes in the Issuer’s operations, governance or capitalization, including but not limited to the recapitalization of the Issuer’s indebtedness due to the Reporting Persons and their affiliates, or (4) proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Pursuant to the terms of the Stockholders Agreement, the Reporting Persons are entitled, on behalf of the Issuer and all of the Issuer’s stockholders, to explore the possibility of a sale of the equity of the Issuer to a third party and to conduct any negotiations with respect to such a transaction.  The Reporting Persons are also authorized to utilize confidential information relating to Issuer, and Issuer is required to cause its management to cooperate with the Reporting Persons and to provide management’s time and assistance (in each case as reasonably requested by the Reporting Persons) in connection with the exploration and negotiation of a sale of the equity of Issuer to a third party, subject to the execution of an appropriate confidentiality agreement.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or, subject to restrictions set forth in the Stockholders Agreement (as defined below), dispose of all or a portion of their investment in the Issuer in privately negotiated transactions or in the open market. The Reporting Persons may at any time reconsider and change their plans or proposals relating to any of the foregoing.

Stockholders Agreement Restrictions

Under the Stockholders Agreement, included as an exhibit hereto (the “Stockholders Agreement”), Hallmark Cards agreed to certain standstill provisions.  Specifically, Hallmark Cards will not, and will cause its controlled affiliates not to, acquire any additional shares of Class A Common Stock until December 31, 2013 except in the case of any of the following:

•                  acquisitions effected with the prior approval of a special committee of the Board of Directors of the Issuer comprised solely of independent, disinterested directors;

•                  acquisitions of additional shares of Class A Common Stock in connection with the conversion of the Series A Preferred Stock;

•                  pursuant to the subscription rights contained in the Stockholders Agreement; and

•                  acquisitions effected between January 1, 2012 and December 31, 2013 and either (a) in connection with certain Premium Transactions (as defined below) or (b) pursuant to a tender offer by Hallmark Cards or its affiliates for all of the outstanding shares of Class A Common Stock, provided the holders of Class A Common Stock not affiliated with Hallmark Cards tender, in the aggregate, at least a majority of the shares of Class A Common Stock held by all such stockholders at such time.

A “Premium Transaction” is a transaction in which holders of Class A Common Stock not affiliated with Hallmark Cards (“Minority Stockholders”) have the right to sell their Class A Common Stock in connection with such transaction for, or the right to receive in connection with such transaction, consideration per share of Class A Common Stock consisting of: (x) consideration equivalent (“Equivalent Consideration”) to the greatest consideration per share of Class A Common Stock received by HCC in connection with such transaction and (y) a premium, in cash, equal to $0.50 per share of Class A Common Stock, subject to proportionate adjustments for any stock splits, combinations, reclassifications, adjustments, sales of Class A Common Stock by the Issuer, sales of Class A Common Stock by HCC pursuant to a public offering or block trade as provided in the Stockholders Agreement, or any similar transaction.

The Stockholders Agreement also contains certain co-sale provisions restricting HCC’s ability to sell or transfer its Class A Common Stock.  Until December 31, 2013, HCC will not sell or transfer its Class A Common Stock to a third party except:

•                  to an affiliate of Hallmark Cards or pursuant to a bona fide pledge of the shares to a lender that is not an affiliate of Hallmark Cards (collectively, a “Permitted Transfer”);

•                  with the prior approval of a special committee of the Board of Directors of the Issuer comprised solely of independent disinterested directors; or

•                  on or after January 1, 2012 until December 31, 2013 (a) in a Premium Transaction or (b) pursuant to a public offering or block trade in which, to the knowledge of HCC, no single purchaser (together with its affiliates and associates) will acquire beneficial ownership of a block of shares of the Issuer in such transaction in excess of 5% (in the case of a public offering) or 2% (in the case of any block trade) of the outstanding Class A Common Stock.

From and after January 1, 2014 until the earlier of (x) December 31, 2020, or (y) such time as Hallmark Cards and its controlled affiliates cease to own a majority of the outstanding Class A Common Stock, HCC may not transfer to any transferee or group of transferees that are affiliates, in one transaction or in a series of related transactions, shares of Class A Common Stock constituting a majority of the outstanding shares of Class A Common Stock, except (i) in a Permitted Transfer, (ii) with the prior approval of a special committee of the Board of Directors of the Issuer comprised solely of independent disinterested directors, or (iii) in a transaction in which the Minority Stockholders have the right to sell their Class A Common Stock in connection with such transaction for, or the right to receive in connection with such transaction, Equivalent Consideration.

The Stockholders Agreement also grants HCC and its affiliates certain subscription rights with respect to future issuances of equity securities by the Issuer.

Item 5.	Interests in Securities of the Issuer.

(a)-(b): Immediately following the closing of the transactions contemplated by the Master Recapitalization Agreement, HCC owns 324,885,516 shares of Common Stock, which comprises 90.3% of the shares of Class A Common Stock that are outstanding (based on 359,675,936 outstanding shares of Class A Common Stock following consummation of the transactions contemplated by the Master Recapitalization Agreement), not including shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock which conversion right may not be exercised prior to the earlier of December 31, 2013 or payment of the New Debt.

Hallmark Cards and H.A., Inc. directly own no shares of Common Stock but share dispositive and voting power over shares of Common Stock, as described above.

The information requested by (a)-(b) of this Item 5 for each director and executive officer of Hallmark Cards, H.A., Inc., and HCC is set forth in Schedule II hereto and is incorporated herein by reference.

(c): See Item 3 above.

Except as described in this Item 5(c), neither of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their directors or executive officers, has effected any transactions in shares of Common Stock during the past 60 days.

(d):  None

(e):  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D, as it has been amended from time to time, is hereby amended and restated as follows:

Stockholders Agreement.  Hallmark Cards, HCC and the Issuer are parties to the Stockholders Agreement, dated June 29, 2010. The Stockholders Agreement contains certain standstill and co-sale rights which are described in Item 4 under the heading “Stockholder Agreement Restrictions.”  The Stockholders agreement also contains preemptive rights in favor of HCC.  Until December 31, 2013, the Issuer is obligated to use its commercially reasonable best efforts to maintain the listing of the Class A Common Stock on the Nasdaq Global Market and HCC is obligated to (i) reasonably cooperate with the Issuer in meeting with representatives of the Nasdaq Global Market to support the Issuer’s listing thereon, (ii) not cause the Issuer voluntarily to delist the Class A Common Stock from the Nasdaq Global Market or to deregister the shares of Class A Common Stock under the Securities and Exchange Act of 1934, as amended, except, in the case of the immediately preceding clauses (i) and (ii), in connection with a Premium Transaction or pursuant to a tender offer under Section 2(d)(ii) hereof, and (iii) vote in favor of any proposed amendment to the Issuer’s certificate of incorporation to effect a reverse split of the Class A Common Stock necessary to maintain the listing on the Nasdaq Global Market to the extent such reverse stock split is recommended by a majority of the Issuer’s directors who are not affiliates of Hallmark.  In addition, Hallmark Cards is required to guarantee up to $30 million of borrowings under the Revolving Credit Facility until the earlier of: (i) the date of the payment or refinancing of the New Debt or (ii) December 31, 2013.  The Issuer is obligated to pay an annual guarantee fee in favor of HCC or, if applicable, its Affiliates, equal to the sum of (x) 0.125% multiplied by the portion of the Revolving Credit Facility that is undrawn during such period and (y) 0.75% multiplied by the portion of the Revolving Credit Facility that is drawn during such period.  The Stockholders Agreement is included as Exhibit 1 to this Schedule 13D.

Registration Rights Agreement.  In connection with the transactions contemplated by the Master Recapitalization Agreement, the Issuer and HCC entered into the Registration Rights Agreement, dated June 29, 2010, by and among HCC, the Issuer and any other HEIC stockholder that executes a joinder thereto (the “Registration Rights Agreement”), included as an exhibit hereto. The Registration Rights Agreement relates to the shares of Class A Common Stock (i) issued to HCC or any joined party in connection with the HEIC Merger or the HEH Merger, (ii) issuable to HCC upon conversion of the HCC Debt (as defined in the Master Recapitalization Agreement) and upon conversion of the Series A Preferred Stock, (iii) acquired by HCC pursuant to the its subscription rights as set forth in the Stockholders Agreement and (iv) issued as a dividend or other distribution with respect to, or in exchange for or in replacement of the shares of Class A Common Stock referred to in clauses (i)—(iii) (the shares described in clauses (i)—(iv) collectively, the “Registrable Securities”). The Registration Rights Agreement grants (i) three (3) demand registration rights exercisable by the holders of a majority of the Registrable Securities, (ii) three (3) resale shelf demand rights exercisable by holders of a majority of the Registrable Securities and (iii) unlimited piggyback rights. The expenses of any of these registrations will be borne by the Issuer.

New Credit Agreement.  In connection with the transactions contemplated by the Master Recapitalization Agreement, the Issuer, HCC, and Subsidiary Guarantors entered into the Credit Agreement, dated June 29, 2010 (the “New Credit Agreement”), included as an exhibit hereto.  Pursuant to the New Credit Agreement, approximately $315 million of principal amount of the HCC Debt (as defined in the Master Recapitalization Agreement) was restructured into new debt instruments (the “New Debt”), with a maturity date of December 31, 2013, and consisting of two tranches: the Term A Loan and the Term B Loan.  The Term A Loan of $200 million is cash pay and bears interest at the rate of 9.5% per annum through December 31, 2011 increasing to 12% on and after January 1, 2012 through December 31, 2013.  The Term B Loan of $115 million allows PIK through December 31, 2010 and requires interest to be paid in cash only for the quarterly period beginning on January 1, 2011 and for all quarterly periods thereafter. The interest rate is 11.5% through December 31, 2011, increasing to 14% on and after January 1, 2012 through December 31, 2013. In connection with the New Credit Agreement, and pursuant to (i) a Security Agreement, dated June 29, 2010, by and among the Issuer, HCC and the Subsidiary Guarantors and ii) a Pledge Agreement, dated June 29, 2010, by and among the Issuer, HCC and the Subsidiary Guarantors, the Issuer and the Subsidiary Guarantors granted to HCC a security interest in substantially all of their assets. The New Credit Agreement is subject to an Intercreditor Agreement, dated June 29, 2010, by and among JPMorgan Chase Bank, N.A., as Administrative Agent and Issuing Bank, HCC, the Issuer, and each of the other Credit Parties (as defined in the Intercreditor Agreement), in favor of the Lenders under the Credit Agreement (described below).

Revolving Credit Facility.  In connection with the transactions contemplated by the Master Recapitalization Agreement, the Issuer, together with certain guarantors thereunder, entered into an amendment to the Credit Agreement, dated August 31, 2001, with JPMorgan Chase Bank and certain lenders thereunder (together with JPMorgan, the “Lenders”) (as amended or restated from time to time, the “Credit Agreement”), included as an exhibit hereto. The Credit Agreement is guaranteed by the Issuer’s subsidiaries, is secured by all tangible and intangible property of the Issuer and its subsidiaries, and is guaranteed by Hallmark Cards. Pursuant to the Credit Agreement, the Lenders agreed to provide to the Issuer a revolving credit facility of up to $30,000,000. Pursuant to such Amendment No. 17 of the Credit Agreement, the maturity date has been extended to June 30, 2011.

Item 7.	Material to be Filed as Exhibits.

(1)                  Stockholders Agreement, dated June 29, 2010, by and among HCC, Hallmark Cards, and Crown Media Holdings, Inc. (incorporated herein by reference to Exhibit D to the Schedule 14C of the Issuer, dated as of March 29, 2010)

(2)                  Registration Rights Agreement, dated June 29, 2010, by and among HCC, any Other HEIC Stockholder that executes a Joinder and Crown Media Holdings, Inc. (incorporated herein by reference to Exhibit H to the Schedule 14C of the Issuer, dated as of March 29, 2010)

(3)                  Credit Agreement, dated June 29, 2010, by and among the Crown Media Holdings, Inc., HCC, and Subsidiary Guarantors. (incorporated herein by reference to Exhibit A to the Schedule 14C of the Issuer, dated as of March 29, 2010)

(4)                  Amendment No. 17, dated as of June 29, 2010, to the Credit, Security, Guaranty and Pledge Agreement, dated as of August 31, 2001, among Crown Media Holdings, Inc. as Borrower, the Guarantors named therein, the Lenders named therein and JP Morgan Chase Bank as Administrative Agent and as Issuing Bank. (incorporated herein by reference to Exhibit 10.1 to the Form 8-K of the Issuer, dated as of June 29, 2010)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2010	HALLMARK CARDS, INCORPORATED

	By:	/s/ Timothy Griffith
Name: Timothy Griffith
Title: Executive Vice President-Chief Financial Officer

Dated: June 30, 2010	H.A., INC.

	By:	/s/ Dwight C. Arn
Name: Dwight C. Arn
Title: Vice President

Dated: June 30, 2010	H C CROWN CORP.

	By:	/s/ Dwight C. Arn
Name: Dwight C. Arn
Title: Vice President

SCHEDULE I

The name and present principal occupation of each of the directors and executive officers of Hallmark Cards, Incorporated, H C Crown Corp. and H.A., Inc. are set forth below.  The business address for each of the directors and executive officers of Hallmark Cards, Incorporated is c/o Hallmark Cards, Incorporated, 2501 McGee, Kansas City, Missouri 64108.  The business address for each of the directors and executive officers of H C Crown Corp. is c/o H C Crown Corp., 103 Foulk Road, Suite 214, Wilmington, Delaware 19803.  The business address for each of the directors and executive officers of H.A., Inc. is c/o H.A., Inc., 103 Foulk Road, Suite 214, Wilmington, Delaware 19803.  All the directors and executive officers listed on this Schedule I are United States citizens.

HALLMARK CARDS, INCORPORATED

NAME	TITLE AND OCCUPATION

Herman Cain	Director; Chief Executive Officer of T.H.E. New Voice, Inc.
Nancye L. Green	Director; President of Donovan/Green, Inc.
Frederick B. Hegi, Jr.	Director; Founding Partner, Wingate Partners
Timothy B. Smucker	Director; Chairman and Co-Chief Executive Officer of The J.M. Smucker Company
Donald J. Hall	Chairman of the Board of Hallmark Cards, Incorporated
Donald J. Hall, Jr.	Director; Vice Chairman, President and Chief Executive Officer of Hallmark Cards, Incorporated
David E. Hall	Director; President-Hallmark North America
Jack Moore	President-Hallmark Gold Crown of Hallmark Cards, Incorporated
Timothy Griffith	Executive Vice President-Chief Financial Officer of Hallmark Cards, Incorporated
Brian E. Gardner	Executive Vice President-General Counsel of Hallmark Cards, Incorporated
William P. Lucas	Executive Vice President-Real Estate of Hallmark Cards, Incorporated
Terri Ann Drake-Cox	Senior Vice President-Creative of Hallmark Cards, Incorporated
Dean Erlandson	Senior Vice President-Mass Customers of Hallmark Cards, Incorporated
William Guibor	Senior Vice President-Chief Operating Officer of Hallmark Cards, Incorporated
Steve Hawn	Senior Vice President-North America Strategic Planning and Finance of Hallmark Cards, Incorporated
Steve Doyal	Senior Vice President-Public Affairs and Communications of Hallmark Cards, Incorporated
Lisa Macpherson	Senior Vice President-Marketing of Hallmark Cards, Incorporated
Ellen Junger	Senior Vice President-Customer Solutions of Hallmark Cards, Incorporated
Robert C. Bloss	Senior Vice President-Human Resources of Hallmark Cards, Incorporated
Michael W. Goodwin	Senior Vice President-Information Technology of Hallmark Cards, Incorporated
Leroy Burney	Senior Vice President-Supply Chain and Business Enablement of Hallmark Cards, Incorporated
Daniel S. Krouse	Operations Vice President-Logistics Solutions of Hallmark Cards, Incorporated

H.A., INC.

NAME	TITLE AND OCCUPATION

Douglas K. Judd	Director and President
Peter Marshall	Director and Vice President
Kari Johnson	Director and Vice President, Controller
Jody Parks	Director and Vice President, Treasurer
Karen Severino	Director and Vice President
Brian E. Gardner	Vice President
Dwight C. Arn	Vice President
Jeff McMillen	Vice President/Investment Officer

H C CROWN CORP.

NAME	TITLE AND OCCUPATION

Douglas K. Judd	Director and President
Peter Marshall	Director and Vice President
Kari Johnson	Director and Vice President, Controller
Jody Parks	Director and Vice President, Treasurer
Karen Severino	Director and Vice President
Brian E. Gardner	Vice President
Timothy Griffith	Vice President
Dwight C. Arn	Vice President
Jeff McMillen	Vice President

SCHEDULE II

To the knowledge of the Reporting Persons, listed below are the names of the executive officers and directors who beneficially own Common Stock, along with the number of shares each such person beneficially owns.  To the knowledge of the Reporting Persons, the persons listed below are the only persons on Schedule I who beneficially own Common Stock.  To the knowledge of the Reporting Persons except as noted below, (a) each person listed below has the sole power to vote or direct to vote and dispose or direct to dispose those shares of Common Stock beneficially owned by such person and (b) each person beneficially owns shares of Common Stock representing less than 1% of the Class A Common Stock outstanding.

Class A
Name	Common Stock

Steve Doyal	1,500
David E. Hall (1)	324,888,016
Donald J. Hall, Jr. (1)	324,888,016
Irvine O. Hockaday, Jr.(2)	40,795
Deanne R. Stedem	1,000

(1) Donald J. Hall, Jr. and David E. Hall each may be deemed to be a beneficial owner of the shares beneficially owned by Hallmark Cards, Incorporated because each is a co-trustee of a voting trust which controls all of the voting securities of Hallmark Cards, Incorporated and each is a director and an officer of Hallmark Cards, Incorporated.  Each disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(2) Includes 4,098 shares of underlying Class A Common Stock options that have vested.